September 14, 2010

By EDGAR and by Facsimile (703-813-6985)

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549-4561

Attn:	Russell Mancuso
Branch Chief

Re:	TESSCO Technologies Incorporated Form 10-K for the fiscal year ended March 29, 2009 Filed May 27, 2009 Form 10-K for the fiscal year ended March 28, 2010 Filed May 27, 2010 File No. 1-33938

Dear Mr. Mancuso:

This letter responds to the comment letter dated August 9, 2010, from the Staff of the United States Securities and Exchange Commission (the “Commission”), regarding (i) the Annual Report on Form 10-K for the fiscal year ended March 29, 2009, filed by TESSCO Technologies Incorporated (the “Company”), with the Commission on May 27, 2009 (the “2009 Filing”) and (ii) the Annual Report on Form 10-K for the fiscal year ended March 28, 2010, filed by the Company, with the Commission on May 27, 2010 (the “2010 Filing”, and together with the 2009 Filing, the “Filings”).  For your convenience, the Staff comment has been reproduced and appears in italics below, and is followed by the Company’s response.

Form 10-K for fiscal year ended March 29, 2009

Item 1.  Business, page 3

1.                                      Comment:  Please provide us with your agreement with Motorola, Inc. and your agreement with AT&T Mobility.  We may have further comments to our prior comment 1.

RESPONSE:

The Company confirms that it has hand delivered a hard copy of the requested agreement to the Staff.  Confidential treatment of the hard copy has been requested pursuant to 17 C.F.R. Section 200.83.

Form 10-K for fiscal year ended March 28, 2010

Item 1.  Business, page 3

2.                                      Comment:  Please provide us with your agreement with AT&T Mobility.  We may have further comments to our prior comment 2.

RESPONSE:

The Company confirms that it has hand delivered a hard copy of the requested agreement to the Staff.  Confidential treatment of the hard copy has been requested pursuant to 17 C.F.R. Section 200.83.

*    *    *

In addition, the Registrant hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (410) 229-1380.

Sincerely,

/s/ David M. Young

David M. Young

Senior Vice President and Chief Financial Officer

cc:                                 Daniel Morris, Esquire (via facsimile (703-813-6985))
Allicia Lam, Esquire (via facsimile (703-813-6985))
Douglas M. Fox, Esquire